SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 4)*

Blue Earth Refineries Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G11999102
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	G11999102	Page	2	of	5	Pages

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		875,872

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,313,143

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		875,872

WITH	8	SHARED DISPOSITIVE POWER

		1,313,143

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,189,015

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.5%

12	TYPE OF REPORTING PERSON

	IN-IA-OO**

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.

Item 1(a).	Name of Issuer:	Blue Earth Refineries Inc.

Item 1(b).	Address of Issuers’s Principal Executive Offices:	Suite 803, 8th Floor, Dina House
Ruttonjee Centre
11 Duddell Street
Hong Kong SAR, China

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III

Item 2(b).	Address of Principal Business Office or, if	4550 Gordon Drive, Naples, Florida
	None, Residence:	34102

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Ordinary Shares

Item 2(e).	CUSIP Number:	G11999102
Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 875,872 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the custodian to accounts set up under the Florida Uniform Gift to Minors Act, (iii) the trustee to a grantor retained annuity trust and (iv) an individual. The reporting person has shared voting and dispositive power with respect to 1,313,143 of the reported securities (i) as an investment advisor to the trustee of certain family trusts (ii) with respect to shares owned by the reporting person’s wife and (iii) as an authorized person with respect to a custody account held by the reporting person’s sister.
(a)	2,189,015

(b)	14.5%

(c)	(i) sole voting power: 875,872
(ii)	shared voting power: 1,313,143

(iii)	sole dispositive power: 875,872

(iv)	shared dispositive power: 1,313,143
Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller III, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III